SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 3, Bloco A, Sobreloja
70713-000 Brasilia — DF,
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR September 30, 2006	Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01770-1	2 - COMPANY NAME TELEMIG CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.118/0001-65
4 - NIRE (Corporate Registry ID) 53.300.005.770

01.02 - HEADQUARTERS

1 - ADDRESS SCN - Qd 4 Bloco B Torre Oeste Sala 702A			2 - DISTRICT Asa Norte
3 - ZIP CODE 70714-000	4 - CITY Brasília			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE 3429-5600	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 61	12 - FAX 3429-5626	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Oscar Thompson
2 - ADDRESS SCN - Quadra 4 Bl B Torre Oeste Sl 702A			3 - DISTRICT Asa Norte
4 - ZIP CODE 70714-000	5 - CITY Brasília			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE 3429-5600	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 61	13 - FAX 3429-5626	14 - FAX -	15 - FAX -
16 - E-MAIL oscar.thompson@telepart.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2006	12/31/2006	3	7/1/2006	9/30/2006	2	4/1/2006	6/30/2006
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11 - TECHNICIAN IN CHARGE Paulo Roberto Marques Garrucho					12 - TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S REGISTE 373.525.127-72

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 9/30/2006	2 - PREVIOUS QUARTER 6/30/2006	3 - SAME QUARTER, PREVIOUS YEAR 9/30/2005
Paid-up Capital
1 - Common	133,037,520	133,037,520	131,631,638
2 - Preferred	224,669,035	224,669,035	222,294,831
3 - Total	357,706,555	357,706,555	353,926,469
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Holding
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY Cellular Mobile Telephony
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (in thousands of Reais)	4 - AMOUNT OF CHANGE (in thousands of Reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 -SHARE PRICE WHEN ISSUED (in Reais)
01	4/27/2006	456,350	13,843	Capital Reserve	1,405,882	0.0098460000
02	4/27/2006	456,350	12,267	Capital Reserve	2,374,204	0.0051670000
03	4/27/2006	456,350	16,340	Profit Reserve	0	0.0000000000

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2006	4 - 6/30/2006
1	Total Assets	1,136,698	1,109,433
1.01	Current Assets	238,821	233,437
1.01.01	Cash and Cash Equivalents	216,527	211,483
1.01.02	Accounts Receivable	0	0
1.01.03	Inventories	0	0
1.01.04	Others	22,294	21,954
1.01.04.01	Deferred Income Tax and Social Contribution	21,650	21,650
1.01.04.02	Dividends	0	0
1.01.04.03	Prepayments	537	189
1.01.04.04	Other	107	115
1.02	Long-Term Receivables	127,270	133,462
1.02.01	Sundry Credits	121,704	131,989
1.02.01.01	Deferred Income Tax and Social Contribution	57,881	62,519
1.02.01.02	Income Tax and Social Contribution Recoverable	46,176	52,195
1.02.01.03	PIS and COFINS Recoverable - Law 9,718/98	17,647	17,275
1.02.02	Credits with Related Parties	5,496	1,407
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	1,153	279
1.02.02.03	Other Related Parties	4,343	1,128
1.02.03	Others	70	66
1.03	Permanent Assets	770,607	742,534
1.03.01	Investments	770,244	741,783
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	770,184	741,723
1.03.01.03	Other Investments	60	60
1.03.02	Property, Plant and Equipment	363	751
1.03.03	Deferred Charges	0	0

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2006	4 - 6/30/2006
2	Total Liabilities	1,136,698	1,109,433
2.01	Current Liabilities	11,866	20,886
2.01.01	Loans and Financing	0	45
2.01.02	Debentures	0	0
2.01.03	Suppliers	382	403
2.01.04	Taxes, Charges and Contributions	0	8,151
2.01.05	Dividends Payable	9,412	10,655
2.01.06	Provisions	1,813	1,387
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	259	245
2.02	Long-Term Liabilities	70	254
2.02.01	Loans and Financing	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	70	70
2.02.04	Debts with Related Parties	0	184
2.02.05	Other	0	0
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	1,124,762	1,088,293
2.05.01	Paid-in Capital	456,350	456,350
2.05.02	Capital Reserves	99,102	99,102
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	110,300	110,300
2.05.04.01	Legal	43,039	43,039
2.05.04.02	Statutory	40,851	40,851
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profits	26,410	26,410
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Retained Earnings/Accumulated Losses	459,010	422,541

03.01 - STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 06/30/2005

3.01	Gross Revenue from Sales and/or Services	0	0	0	0
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0	0
3.04	Cost of Goods and/or Services Sold	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Expenses/Revenue	33,449	97,060	57,604	146,698
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(3,735)	(17,570)	(6,427)	(18,461)
3.06.03	Financial	8,723	23,645	10,914	23,418
3.06.03.01	Financial Income	8,741	29,617	10,965	29,330
3.06.03.02	Financial Expenses	(18)	(5,972)	(51)	(5,912)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in Subsidiary and Affiliated Companies	28,461	90,985	53,117	141,741
3.07	Operating Income	33,449	97,060	57,604	146,698
3.08	Non-Operating Income	(279)	(206)	1	(1,921)
3.08.01	Revenues	0	72	1	1
3.08.02	Expenses	(279)	(278)	0	(1,922)
3.09	Income Before Taxes/Profit Sharing	33,170	96,854	57,605	144,777
3.10	Provision for Income Tax and Social Contribution	1,367	(8,306)	1,360	(7,543)
3.11	Deferred Income Tax	777	(3,151)	692	(3,031)
3.12	Profit Sharing/Statutory Contributions	0	0	0	0
3.12.01	Employee Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Capital	0	0	0	0

03.01 - STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 06/30/2005
3.15	Net Income/Loss for the Period	35,314	85,397	59,657	134,203
	No. SHARES, EX-TREASURY (in thousands)	357,706,555	357,706,555	353,926,469	353,926,469
	EARNINGS PER SHARE	0.00010	0.00024	0.00017	0.00038
	LOSS PER SHARE

01770-1	TELEMIG CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-65

04.01 – NOTES TO THE FINANCIAL STATEMENTS

1 Operations

(a) Telemig Celular Participações S.A. is a publicly-held corporation, acting as the holding company of Telemig Celular S.A. Its stake in this operator on September 30 and June 30, 2006 was 89.18% of the voting capital and 83.25% of the total capital.

The subsidiary holds two authorizations to provide cellular mobile services and all the activities necessary or useful to carry out these services, in conformity with the aforementioned authorizations in the State of Minas Gerais.

The services offered and the tariffs charged by the subsidiary are regulated by the National Telecommunications Agency (ANATEL), the regulatory authority for the Brazilian telecommunications industry, according to the General Law of Telecommunications and respective regulations.

On February 19, 2004, the subsidiary and ANATEL signed an Authorization Instrument for migration to the Personal Mobile Service (SMP), which took effect as from the publication of Act 42,672 in the Federal Official Gazette on March 1, 2004.

The SMP authorizations granted to the subsidiary are effective for an undefined term. The radio frequency authorizations have the following maturities:

Region / Sector	Radio frequencies	Maturity

Region 1
Sector 2 - Minas Gerais (except Triângulo Mineiro region)	800 MHz, 900 MHz and 1800 MHz	April 2008

Sector 3 - Triângulo Mineiro	900 MHz and 1800 MHz	April 2020

The radio frequency authorizations may be renewed for an additional 15-year term, with extensions subject to obligations. On October 20, 2005, the subsidiary filed in ANATEL a request to obtain the extension of the right to use the radio frequencies associated to the authorization instrument of the personal mobile service. The request is under analysis by ANATEL.

(b) In April 2005, the bidding process to obtain the Authorization for the SMP exploitation in the radio frequency sub-band “E”, in the municipalities comprising Sector 3 of Region I (Triângulo Mineiro) of the Authorization General Plan (PGO), was concluded.

The subsidiary signed the Authorization Instrument on April 28, 2005 and started operations in the Triângulo Mineiro region on May 30, 2005. Since then, the coverage area of the subsidiary comprises all the State of Minas Gerais.

(c) On July 13, 2006, ANATEL issued Resolution #438, which approved the Regulation on Remuneration for Network Usage of Personal Mobile Service - SMP Providers, and revoked Resolution #319 of September 27, 2002.

Among other amendments, Resolution #438 establishes new rules for concession, onlending, and disclosure of discounts granted over the Value of Usage of SMP Network (VU-M) and establishes the end of Bill & Keep.

2 Significant Accounting Practices (parent company and consolidated)

(a) Presentation of the quarterly information and consolidation criteria

The quarterly information was prepared and is being presented in accordance with the accounting practices adopted in Brazil, which are based on the provisions of the Corporate Law, the rules set forth by the Brazilian Securities and Exchange Commission (CVM) and rules applicable to the telecommunications operators.

The consolidated quarterly information includes the quarterly information of the parent company Telemig Celular Participações S.A., of the direct subsidiary Telemig Celular S.A. and of the special purpose entities mentioned in Note 19, proportionally to the stake held in these entities. The consolidation process of equity and result accounts corresponds to the sum of balances of assets, liabilities, revenues and expenses of the companies, according to the nature of each balance supplemented by the eliminations of (i) capital interest, reserves and accumulated results maintained among companies; (ii) balances of current accounts and other balances contained in assets and/or liabilities, maintained among the companies and; (iii) identification of minority shareholders’ interest.

In the preparation of quarterly information it is necessary to use estimates to account for certain assets, liabilities and other transactions. The Company and its subsidiary’s quarterly information includes, therefore, estimates referring to the selection of useful lives of property, plant and equipment, accounts receivable of services rendered and not invoiced until balance sheet date, necessary provisions for contingent liabilities, determination of provisions for income tax, provisions for doubtful accounts and other similar items. The actual results may differ from the estimates.

The quarterly information is presented in thousands of reais, except as otherwise indicated.

(b) Cash and cash equivalents

Mainly comprise highly liquid temporary investments. The investment funds are stated based on the quota value of each fund on the balance sheet date. The other investments are stated at cost, plus income earned up to the balance sheet date.

(c) Accounts receivable

Mainly represented by services and products billed to customers, by services rendered up to the balance sheet date but not yet billed, and by amounts arising from the use of the subsidiary’s operations network by subscribers from other telecommunications carriers.

(d) Allowance for doubtful accounts

Management, based on its most recent experience, periodically evaluates the estimated loss percentages in order to record an allowance for doubtful accounts when the recovery of a receivable is considered unlikely.

(e) Inventories

Mainly comprise mobile telephone handsets stated at average acquisition cost, net of a provision to adjust to market value for handsets and accessories out of line or whose acquisition costs are higher than the realization value.

(f) Investment in subsidiary

It is evaluated by the equity method of accounting, calculated on the income for the year and other equity variations of the subsidiary.

(g) Property, plant and equipment

Are stated at acquisition and/or construction cost, less accumulated depreciation. Depreciation is calculated on the straight-line method when assets enter into operation, at the rates mentioned in Note 11.

The subsidiary reviews the recovery value of property, plant and equipment by means of its future operations, when there are facts that may affect them. The purpose of this procedure is to verify if the recovery value is lower than the net book value. When this occurs, the subsidiary reduces the net book value to the recovery value. No provision was deemed necessary on September 30 and June 30, 2006.

Interest and financial charges on loans and financing obtained for investment in construction in progress (Assets and Facilities in Progress) are capitalized until such assets start to operate. Costs incurred with maintenance and repair are capitalized when they represent an increase in installed capacity or of the useful life of the asset. In the first nine months of 2006 and 2005, no interest and financial charges were capitalized.

(h) Deferred charges

Are recorded at acquisition or formation cost, net of accumulated amortization, which is calculated on the straight-line method at rates which take into account the expectation of recovery of the expenditures.

The balance on September 30 and on June 30, 2006 mainly refers to expenditures incurred to explore mobile cellular services in the Triângulo Mineiro region (Note 1, “b”) and is being amortized over 5 years as from the start of operations.

(i) Other assets

Other current assets and long-term receivables are stated at cost or realizable values, including, when applicable, earnings, foreign exchange rate variations and monetary variations accrued.

(j) Foreign currency transactions

These are recorded at the rate prevailing on the date of transactions and restated based on the foreign exchange rate effective at the balance sheet date. Foreign exchange gains/losses are immediately recognized in the results.

(k) Income tax and social contribution

Income tax and social contribution on net income are calculated pursuant to prevailing laws. Deferred tax credits and liabilities are calculated based on the expected value of the tax benefit realization of the goodwill acquired from the subsidiary, through a reorganization process, and on temporary differences arising mainly from the provision for contingencies, provision for accounts payable, allowance for doubtful accounts receivable and provision for profit sharing, as shown in Note 4.

As required by CVM Instruction 371/2002, the Company and its subsidiary prepare technical feasibility studies regarding the future realization of the deferred tax assets, considering the possible capacity of taxable income generation. These studies are performed yearly and, when necessary, the Company and the subsidiary record a loss provision for the installment of deferred social contribution and income tax realizable after the ten-year term allowed by the aforementioned Instruction. These studies are approved by the management bodies of the companies.

(l) Provision for contingencies

Provisions for contingencies are recorded, based on the opinion of the legal advisors and of management, to cover probable losses resulting from tax, civil and labor claims.

(m) Other liabilities

Other current and long-term liabilities are stated at known or estimated amounts, plus, when applicable, corresponding charges, foreign exchange rate variations and monetary variations incurred.

(n) Determination of income and revenue recognition

Income is determined on the accrual basis. Revenues from telecommunications services are recorded at the tariff prevailing on the date the services are rendered.

Revenues from mobile telephony services comprise fees of subscription, usage, network usage, maintenance and other services rendered to subscribers. All services are billed monthly. Services rendered between the invoicing date and the end of each month are calculated and recorded as revenue in the month services are rendered. Revenues from credit recharge of prepaid cell phones are deferred and recorded in income as services are effectively rendered. Revenues from sales of handsets and accessories are recorded when products are delivered and accepted by consumer or distributor.

(o) Pension plan

The subsidiary participates in pension plans offering its employees pensions and other post-employment benefits. Actuarial liabilities were calculated and recorded based on the projected unit credit method, pursuant to CVM Resolution 371/2000.

(p) Employees’ profit sharing

The Company and the subsidiary record profit sharing based on the achievement of goals established for the year, subject to approval at the Shareholders’ Meeting.

(l) Interest on own capital

Interest on own capital was calculated based on Law 9,249/95. In accordance with tax requirements, interest on own capital payable and receivable are recorded as financial expenses and revenues, respectively. However, for the purpose of these financial statements, interest on own capital is reclassified as a distribution of net income, in accordance with CVM Resolution 207/96.

3 Related-party Transactions

	Parent Company		Consolidated

	09.30.06	06.30.06	30.09.06	06.30.06

Assets
Current Assets - Accounts receivable:
Amazônia Celular S.A.	-	-	135	679
Brasil Telecom S.A.	-	-	2,753	2,289

	-	-	2,888	2,968

Long-term Receivables:
Tele Norte Celular Participações S.A.	300	1,110	300	986
Telemig Celular S.A.	4,043	279	-	-
Amazônia Celular S.A.	1,153	18	6,919	1,320

	5,496	1,407	7,219	2,306

Liabilities
Current Liabilities - Suppliers
Amazônia Celular S.A.	-	-	188	53
Brasil Telecom S.A.	-	-	8,120	8,006

	-	-	8,308	8,059

Long-term Liabilities
Tele Norte Celular Participações S.A.	-	-	47	-
Amazônia Celular S.A.	-	184	-	-

	-	184	47	-

	Parent Company		Consolidated

	09.30.06	09.30.05	09.30.06	09.30.05

Accumulated Results

Service revenue:
Amazônia Celular S.A.	-	-	364	827
Brasil Telecom S.A.	-	-	28,121	29,149

	-	-	28,485	29,976

Revenue (expenses) from sharing of
resources:
Tele Norte Celular Participações S.A.	-	-	321	573
Telemig Celular S.A.	7,175	8,503	-	-
Amazônia Celular S.A.	1,974	2,774	9,241	10,215

	9,149	11,277	9,562	10,788

The Company carries out transactions with its subsidiary and other related parties concerning certain services, described below. Related-party transactions are carried out under conditions agreed among parties.

(a) Roaming Agreements

The subsidiary is a member of the Brazilian roaming committee of mobile operators, which includes the subsidiary of the affiliated company Tele Norte Celular Participações S.A. (Amazônia Celular S.A.). The purpose of this committee is to oversee technical and system aspects to ensure the high quality of the roaming service. As required by Brazilian regulations, the subsidiary Amazônia Celular S.A. and other mobile operators facilitate roaming to their respective subscribers.

Accounts receivable and payable, as well as service revenues with Amazônia Celular S.A., refer to the pass-through of the additional call and transfer of the operator’s subscribers in roaming mode.

(b) Sharing of resources

On March 20, 2003, Telemig Celular Participações S.A., its subsidiary (Telemig Celular S.A.) and the affiliated companies, Tele Norte Celular Participações S.A. and Amazônia Celular S.A., entered into a new agreement for sharing human and administrative resources, and established a jointly-owned unit. This agreement was approved at the General Shareholders’ Meetings of the respective companies, both held on March 19, 2003.

The balances recorded in long-term receivables and in long-term liabilities are exclusively related to the resource sharing and jointly-owned unit creation agreement mentioned above.

(c) Brasil Telecom S.A.

As from August 1, 2004, the subsidiary started to offer the Carrier Selection Code (CSP) option to its customers. Consequently, the customers of the subsidiary started to use CSP in domestic (VC2 and VC3) and international long-distance calls from their mobiles, in conformity with the Personal Mobile Service (SMP) rules.

Accounts payable to Brasil Telecom S.A. refer to the pass-through of domestic and international long-distance calls made by the subsidiary’s subscribers using the CSP of Brasil Telecom S.A. Accounts receivable and service revenues mainly refer to the interconnection revenues for the use of the subsidiary’s network in such long-distance calls.

4 Income Tax and Social Contribution

(a) Deferred income tax and social contribution

Deferred income tax and social contribution assets have the following nature:

	Parent Company			Consolidated

	09.30.06	06.30.06	09.30.06	06.30.06

Deferred income tax
Tax loss	7,531	7,128	7,531	7,128
Provision for contingencies	-	-	138,060	132,389
Goodwill (CVM Instruction 349)	50,411	54,391	50,411	54,391
Provision for accounts payable	60	53	6,296	7,434
Allowance for doubtful accounts	-	-	7,385	9,239
Provision for profit sharing	-	-	3,113	2,093
Other expenses	427	326	11,319	10,296

	58,429	61,898	224,115	222,970

Deferred social contribution
Negative basis	2,752	2,568	2,752	2,568
Provision for contingencies	-	-	1,455	1,478
Goodwill (CVM Instruction 349)	18,148	19,581	18,148	19,581
Provision for accounts payable	22	19	2,282	2,802
Allowance for doubtful accounts	-	-	2,659	3,326
Provision for profit sharing	-	-	1,121	789
Provision for loss on investment	-	6	763	761
Other expenses	180	97	3,924	3,518

	21,102	22,271	33,104	34,823

	79,531	84,169	257,219	257,793
Less: Long-term portion	(57,881)	(62,519)	(198,667)	(197,738)

Current portion	21,650	21,650	58,552	60,055

Pursuant to CVM Instruction 371/2002, at the end of 2005, the Company and its subsidiary’s management prepared technical feasibility studies on the future realization of the deferred tax assets, considering the probable capacity of taxable income generation by the Company and the subsidiary, in the scope of the main variables of its businesses that may, therefore, undergo changes. These studies were approved by the Board of Directors of the Company and its subsidiary on March 16 and March 15, 2006, respectively, and examined by the Fiscal Council on the same dates.

This study will be reviewed by the end of 2006, and the results of such revision will be reflected in the corresponding financial statements. The management did not identify changes that could significantly impact the conclusion of this study at the end of 3Q06.

Credits relating to the temporarily non-deductible provisions, mainly tax contingencies and doubtful accounts, will be realized as the corresponding issues are concluded.

According to the projections made by Company’s management, long-term deferred income tax and social contribution will be realized in the following years:

Parent Company

2007	8,790
2008	11,077
2009	38,014

Total	57,881

According to the projections prepared by the subsidiary’s management, the future taxable income will be sufficient for the realization of the long-term deferred tax assets in the amount of R$140,786 in a period not longer than 10 years.

As the taxable base of the income tax and social contribution arises not only from the profit that may be generated but also from the existence of non-taxable revenues, non-deductible expenses, tax incentives and other variables, there is no immediate correlation between the Company’s net income and the tax income and social contribution results. Therefore, the expectation of use of the tax credits must not be taken as the only indication of the Company and its subsidiary’s future results.

(b) Reconciliation of income tax and social contribution in the income statement

The amounts of income tax and social contribution shown in the quarterly results are reconciled to their amounts at the nominal rate as below:

	Parent Company		Consolidated

	09.30.06	09.30.05	09.30.06	09.30.05

Income before income tax, social contribution
and profit sharing	96,854	144,777	155,677	240,391
(-) Employees’ profit sharing	-	-	(12,111)	(13,442)

Income before income tax and social contribution	96,854	144,777	143,566	226,949
(-)Equity accounting	(90,985)	(141,741)	-	-
(-)Amortization provision for shareholders’ equity
integrity	(31,520)	(31,520)	(31,520)	(31,520)
(-) Deductible portion of interest on own capital
paid	-	-	(54,054)	(55,799)
(+) Interest on own capital received	58,348	58,075	58,348	58,075
Permanent additions (exclusions), net	1,004	1,150	4,926	3,504

Calculation basis	33,701	30,741	121,266	201,209

Income tax and social contribution (34%)	(11,459)	(10,452)	(41,230)	(68,411)
Tax incentives	2	-	475	1,082
Reversal (Supplement) of current income tax and
social contribution of previous year	-	(122)	-	2,422

Expense of income tax and social contribution	(11,457)	(10,574)	(40,755)	(64,907)

5 Cash and Cash Equivalents

	Parent Company		Consolidated

	09.30.06	06.30.06	09.30.06	06.30.06

Cash and banks	60	101	3,238	1,895
Financial investments
Fixed-income securities - substantially
Federal Government Securities	-	-	499,821	473,752
Investment funds	216,467	211,382	-	-
Other highly liquid investments	-	-	21,668	41,612

	216,527	211,483	524,727	517,259

On September 30 and June 30, 2006, the investment funds were mainly represented by investments in an “Investment Fund in Quotas of Investment Funds - FIC” (exclusive), which also invests in quotas of other exclusive Investment Funds, as mentioned in Note 19.

On September 30 and on June 30, 2006, the portfolios of the Investment Funds were substantially comprised of highly liquid federal government securities, recorded at their realization amounts.

The Investment Funds carry out operations with financial instruments with the purpose of reducing the exposure to interest risk, which are also recorded at realization amounts.

On September 30 and on June 30, 2006, there were no guarantees, sureties, mortgages or other guarantees granted in favor of the exclusive funds.

6 Accounts Receivable, net

		Consolidated

	09.30.06	06.30.06

Telecommunications services	221,221	227,404
Handsets and accessories sales	23,435	21,426

	244,656	248,830
Allowance for doubtful accounts	(28,681)	(36,120)

	215,975	212,710

The net-roll forward of the allowance for doubtful accounts may be summarized as below:

		Consolidated

	09.30.06	06.30.06

Initial balance	36,120	29,746
Provision complement in the quarter	7,044	13,243

Write-off of accounts due over 180 days and recoveries in the quarter	(14,483)	(6,869)

Final balance	28,681	36,120

On September 30 and June 30, 2006, accounts receivable from telecommunication services also included amounts receivable from customers relating to the pass-through of domestic and international long-distance calls made by the subsidiary’s subscribers using the Carrier Selection Code (CSP) of the long-distance carriers, according to the Personal Mobile Service (SMP) rules.

On September 30, 2006, the subsidiary had overdue accounts receivable from telephony operators in the amount of approximately R$45,723 (June 30, 2006 - R$41,792), resulting from the use of its network. The overdue amounts are in process of collection and negotiation with the operators, which also involve amounts payable offset by the subsidiary in the amount of R$41,678 (June 30, 2006 - R$35,422), due to the lack of collection in portion of the referred overdue amounts. The subsidiary’s management considers that the recovery of these overdue amounts is probable.

7 Inventories

		Consolidated

	09.30.06	06.30.06

Handsets and accessories	43,537	57,642
Provision for adjustment to market value	(5,811)	(6,698)

	37,726	50,944

8 PIS and COFINS Recoverable - Law 9,718/98 (short and long-term)

In 2005, the Company and its subsidiary were successful in the Federal Supreme Court lawsuits questioning the constitutionality of the increase in the calculation basis of PIS and COFINS introduced by paragraph 1, Article 3 of Law 9,718 of November 27, 1998.

Accordingly, considering that the decisions are final and unappealable, the Company and its subsidiary recognized, in the last quarter of 2005, the credit of these taxes, in the amounts of R$16,622 and R$21,303, respectively. The restated value of these credits on September 30, 2006 was R$17,647 in the Company (June 30, 2006 - R$17,275) and R$22,569 in the subsidiary (June 30, 2006 - R$22,112), totaling R$40,216 (June 30, 2006 - R$39,387) in the consolidated. The credits are recorded in the item “PIS and COFINS Recoverable - Law 9,718/98” in Company’s long-term assets and subsidiary’s current assets.

9 ICMS recoverable - property, plant and equipment (long-term)

In the consolidated, this refers to recoverable ICMS installments, to be offset as from October, 2007 at 1/48, relating to the credits arising from the acquisition of equipment by the subsidiary for property, plant and equipment, in conformity with Complementary Law 102 of July 11, 2000. The balance on September 30, 2006 amounted to R$24,491 (June 30, 2006 - R$20,899).

10 Investment in subsidiary (parent company)

(a) Details of the interest in the subsidiary Telemig Celular S.A. may be summarized as follows:

	09.30.06	06.30.06

Capital stock	438,099	438,099
Shareholders’ equity	925,135	890,950
Capital stock interest	83.25%	83.25%
Voting capital interest	89.18%	89.18%
Number of shares held (in thousands)
Preferred class G	1,180	1,180
Common shares	795	795

	09.30.06	09.30.05

Net income for the period (year to date)	108,397	169,581
Equity accounting
From parent company results	90,241	141,175
From items not accounted in subsidiary results	744	566

	90,985	141,741

(b) Investment breakdown in the quarter

09.30. 06

Balance at the beginning of the quarter	741,723
Equity accounting in the quarter	28,461

Balance at the end of the quarter	770,184

(c) Other information:

The quarterly information of the subsidiary Telemig Celular S.A. has been reviewed by the same independent auditors of the parent company.

11 Property, Plant and Equipment

	Consolidated

	09.30.06				06.30.06

	Annual
	depreciation		Accumulated	Net	Net
	rate - %	Cost	depreciation	amount	amount

Equipment and transmission means	20.0 to 33.3	847,069	718,504	128,565	139,558
Switching and control centers	20.0 to 33.3	373,642	233,284	140,358	154,315
Power supply equipment	20.0	63,663	56,082	7,581	8,566
Buildings	5.0	33,019	22,828	10,191	10,627
Towers and other support and protection devices	10.0	102,710	59,128	43,582	45,625
Software	20.0	194,438	113,994	80,444	76,604
Information technology equipment	20.0	60,432	40,928	19,504	19,378
Terminal equipment	20.0	6,171	6,023	148	216
Other assets	10.0 to 20.0	124,537	82,714	41,823	41,179

Total assets and facilities in service		1,805,681	1,333,485	472,196	496,068
Assets and facilities in progress		198,811	-	198,811	135,698

		2,004,492	1,333,485	671,007	631,766

Due to the technology migration from TDMA standard to GSM standard in 2004, the expected useful life of the equipment, transmission means and switching and control centers of the subsidiary’s TDMA network was reduced from 4 years to 3 years. Consequently, in 2004, the depreciation rates of these assets were changed from 25.0% p.a. to 33.3% p.a. In order to support such change, the subsidiary executed an agreement with the Ministry of Science and Technology through the National Institute of Technology and obtained an appraisal report on the useful life of these assets.

From the consolidated depreciation accumulated up to September 2006, R$90,617 (September 30, 2005 - R$121,147) was allocated to cost of goods and/or services, R$7,509 (September 30, 2005 - R$8,242) to selling expenses and R$27,516 (September 30, 2005 - R$27,231) to general and administrative expenses.

The net roll-forward of property, plant and equipment in the quarter may be summarized as below:

Consolidated

Balance on June 30, 2006	631,766
- Additions	81,295
- Residual value written-off	(780)
- Depreciation	(41,274)

Balance on September 30, 2006	671,007

On September 30, 2006, the subsidiary had equipment, properties and other assets pledged or indicated as attachments in court proceedings, in the residual value of R$3,450 (June 30, 2006 - R$751).

12 Suppliers (consolidated)

	Consolidated

	09.30.06	06.30.06

Material and service suppliers	145,821	162,598
Interconnection and amounts to transfer - SMP	91,198	86,032

	237,019	248,630

(a) Material and service suppliers

On September 30 and on June 30, 2006, the balance includes mainly the liabilities with suppliers for the supply of handsets, equipment, services and execution of civil construction related to the expansion of the GSM/EDGE network.

(b) Interconnection and amounts to transfer - SMP

Includes accounts payable to other mobile, fixed and long-distance telephony carriers related to network usage charge, additional call pass-through, roaming and long-distance calls.

On September 30, 2006, the subsidiary had outstanding payable amounts with other operators totaling R$41,678 (June 30, 2006 - R$39,387), which are being negotiated (see Note 6).

13 Loans and Financing

On September 30 and on June 30, 2006, the principal amount of loans and financing was as below:

	Consolidated

	09.30.06	06.30.06

Unsecured Senior Notes - The outstanding balance is
adjusted by the U.S. dollar exchange fluctuation, plus
annual interest of 8.750%. Interest is payable semiannually.
Principal is repayable in January 2009.	173,936	173,144

Other financing	-	126

	173,936	173,270
Less: short-term installments	-	(126)

Long-term installments	173,936	173,144

Interest on loans and financing in the amounts of R$2,899 and R$7,214 on September 30 and on June 30, 2006, respectively, are shown in the account “Provisions” under current liabilities.

The Unsecured Senior Notes funding program includes restrictive covenants regarding the use of funds for the purposes specified in the agreements, certain related-party transactions, merger and takeover transactions, and achievement of certain limits substantially based on balance sheet financial ratios, amongst others.

Should such covenants not be complied with, the installments of the Unsecured Senior Notes may be anticipated. On September 30 and June 30, 2006, the subsidiary had complied with all the restrictive covenants.

14 Provision for Contingencies

	Consolidated

	09.30.06	06.30.06

Tax contingencies	786,926	762,909
Civil and labor contingencies	6,725	5,767
Court deposits	(768,686)	(741,663)

	24,965	27,013

(a) Tax contingencies

i. Value Added Tax on Sales and Services (ICMS) on monthly subscription and value-added services - The subsidiary’s management, supported by its legal advisors, understands that ICMS should be levied only on telecommunications services and, therefore, the assessment on monthly subscriptions and value-added services is illegal, since these are not deemed telecommunications services. The subsidiary was granted an injunction that suspended the taxation on monthly subscriptions and value-added services, starting to accrual and deposit in court the amounts involved. The provision recorded on September 30, 2006 was R$577,148 (on June 30, 2006 - R$551,676) and the corresponding court deposits in the same amount. The proceeding is under court decision in the Superior Court of Justice.

ii. INSS - On July 2, 2002, the subsidiary received a tax assessment from the INSS (Brazilian Institute of Social Security) concerning the joint responsibility for the payment of the INSS contribution of service providers and the withholding of 11% as provided for by Law 9,711/98. On September 30 and June 30, 2006, the subsidiary had a provision of R$3,547 to cover possible losses arising from this tax assessment, based on the opinion of its legal advisors. The subsidiary made a court deposit of R$5,799, which is classified in the account “Other Assets”, under long-term receivables, on September 30 and on June 31, 2006.

iii. Telecommunications Inspection Fee (FISTEL) - The subsidiary filed a writ of mandamus questioning the responsibility for the payment of inspection fees on mobile stations, which are not owned by the Company, and started to accrual and deposit in court the amounts related to the Operating Inspection Fee (TFF) and the Installation Inspection Fee (TFI). The provision recorded on September 30, 2006 was R$186,200 (June 30, 2006 - R$184,542), with corresponding court deposits in the same amount.

iv. Other tax contingencies - The subsidiary is party to other tax proceedings for which a provision of R$20,031 on September 30, 2006 was recorded (June 30, 2006 - R$23,144) and the corresponding court deposits totaled R$5,338 (June 30, 2006 - R$5,445). Management, based on the opinion of its legal advisors, understands that the provision recorded is sufficient to cover losses that might result from these proceedings.

(b) Civil and labor contingencies

The Company and the subsidiary are party to certain labor and civil proceedings. Civil contingencies refer mainly to proceedings filed by customers and labor contingencies to proceedings filed by former subsidiary’s employees. Based on the opinion of its legal advisors, management understands that the provision recorded of R$6,725 (June 30,2006 - R$5,767) is sufficient to cover losses that might result from these proceedings.

(c) Universalization Fund of Telecommunications Services - FUST

Based on Article 6 of Law 9,998/2000, which instituted FUST, the subsidiary does not include in the calculation basis of the contribution, the revenues obtained from telecommunication service providers as interconnection remuneration and for the use of its network resources.

On December 15, 2005, the Board of ANATEL approved Precedent #7 which determines the inclusion of these revenues in the calculation basis of FUST, with retroactive application to January 2001.

According to the subsidiary’s management and its legal advisors, Precedent #7 of ANATEL contravenes the provisions of Law 9,998/2000, as well as several constitutional provisions. In January 2006, the mobile telephony carriers petitioned for a Writ of Mandamus with the purpose of protecting their legitimate rights to continue to pay FUST without any increase in the calculation basis not prescribed by the law.

The injunction pleaded was denied by the lower court judge since she understood the issue to be a complex matter. The petitioners appealed this decision in the Federal Regional Court of the 1st Region, by means of a Bill of Review, and in a decision given on March 10, 2006, the Superior Court Judge granted the injunction request to remove the application of the second part of Precedent #7 of ANATEL, up to the merit judgment.

According to the subsidiary’s management and its legal advisors, there are probable chances of success in this proceeding. Accordingly, a provision for contingency has not been made. On September 30, 2006, the amount related to this proceeding totaled R$27,437.

(d) Possible and remote tax contingencies not provisioned

The subsidiary has tax claims involving risks of loss classified by management and its legal advisors as possible or remote amounting to R$6,335 and R$112,006 on September 30, 2006 (June 30, 2006 - R$37,157 and R$63,332), respectively, for which a provision for contingencies has not been recorded.

15 Shareholders’ Equity

(a) Paid-in capital stock

On September 30, 2006, paid-in capital stock was R$456,350 (June 30, 2006 - R$456,350) and is divided into 357,706,555 thousand shares (June 30, 2006 - 357,706,555 thousand), 133,037,520 thousand of which are common shares (June 30, 2006 - 133,037,520 thousand) and 224,669,035 thousand of which are preferred shares, with non-par value (June 30, 2006 - 224,669,035 thousand). The authorized capital of the Company is of 700,000,000 thousand shares.

Preferred shares do not grant voting rights, but are assured priority in capital reimbursement, without premium, and receipt of non-cumulative minimum dividends, according to the criteria below, alternatively, considering that which represents the highest amount:

I - 6% p.a. on the amount resulting from the division of the subscribed capital by the total number of shares of the Company; or

II - right to receive the mandatory minimum dividend according to the following criteria:

a) priority to receive minimum, non-cumulative dividends corresponding to 3% of the equity value of the share; and

b) right to receive profit distributions under equal conditions with common shares, after these are assured dividends equal to the minimum priority dividend established in conformity with item “a”.

On the Shareholders General Meeting held on April 27, 2006, the capitalization of part of the goodwill tax benefit referring to 2005 in the amount of R$26,110 was approved.

(b) Retained earnings

The General Shareholders’ Meeting held on April 27, 2006 approved (i) the transfer of the remaining balance of net income for the year 2005 to retained earnings, in the amount of R$87,617, to cover the Company’s capital budget and (ii) the capitalization of R$16,340 of retained earnings.

(c) Dividends

At the General Shareholders’ Meeting held on April 27, 2006, the payment of dividends amounting to R$91,000 was approved, R$44,655 of which refers to the minimum mandatory dividend of 25% on adjusted net income and R$46,345 to supplementary dividends paid as from May 23, 2006.

In 3Q06, the Company performed the reversion of prescribed dividends and interest on own capital in the amount of R$1,155. This reversion was recorded as retained earnings in shareholders’ equity.

16 Insurance Coverage

On September 30 and on June 30, 2006, the subsidiary had insurance coverage against fire and sundry risks for inventories, leased assets, property, plant and equipment and loss of profits, in amounts contracted based on the evaluation of management, considering the risks and amounts involved (operating risks policy).

On September 30 and on June 30, 2006, the amounts at risk insured were approximately the following:

Inventories	18,912
Leased assets and property, plant and equipment	1,162,729
Loss of profits	1,106,943

2,288,584

Also, the subsidiary has insurance for general civil liability and for national transportation.

17 Remuneration based on the stock option plan (consolidated)

On October 5, 2000, the Board of Directors of the Company approved two long-term incentive plans, described below:

Plan A - This plan covered the Company and its subsidiary’s key executives who were granted preferred or common shares of the Company. The bonuses would be earned and shares would be issued only to the extent of the performance goals achieved by the Company and its subsidiary, determined by the Board of Directors of the Company and its subsidiary during a five-year performance period. On September 30, 2006, all the options granted were expired.

Plan B - This plan covers the Company and its subsidiary’s key-executives and other employees. Options granted in such plan refer to preferred shares of the Company, exercised at the market price at the time they are granted. The option exercise is 20% during the second year, 60% during the third year and 100% during the fourth year. Up to September 30, 2006, 54,582 share options were granted under this plan. The exercise price of the options granted is R$4.76 (four reais and seventy-six cents) per thousand preferred shares of the Company. Such price is restated by the General Market Price Index (IGP-M) up to the option exercise date. The estimated dilution percentage is 0.02% . On September 30, 2006, the exercisable call options balance totaled 54,582 options, the updated strike price was R$8.43 and the share market value R$3.98. No options were exercised up to September 30, 2006.

The Board of Directors of the Company and of the subsidiary, at meetings held on December 29 and 30, 2003, respectively, approved changes to plan B, introducing new grants.

The plan continues to cover the Company and its subsidiary’s key-executives and the new stock options granted remain related to the preferred shares of the Company. However, these new options have an exercise price corresponding to the market price at the time they are granted, with a discount of 20%. The right to option exercise is 40% as from January 2004, 70% as from January 2005, and 100% as from January 2006. These options may be exercised until January 2008. Up to September 30, 2006, 110,241 options have been granted under this plan. The exercise price of the options is R$3.84 (three reais and eighty-four cents) per thousand preferred shares of the Company. This price is restated by the IGP-M up to the option exercise date. The estimated dilution percentage is 0.03% for the Company over the five-year period of the approved plan. On September 30, 2006, the balance of exercisable call options totaled 110,241 options the updated strike price was R$4.41 and the share market value R$ 3.98. No options were exercised up to September 30, 2006.

18 Financial Instruments

(a) Foreign exchange rate and interest rate risk

Foreign exchange rate and interest rate risks relate to the possibility of the subsidiary incurring losses arising from exchange rate and interest rate fluctuations, increasing its debt balance regarding loans and financing obtained in the market and corresponding interest expenses. In order to reduce such risks, the subsidiary carries out hedge transactions, through currency and interest rate swap contracts.

On September 30, 2006, the restated amount of swap contracts totaled R$173,936 (June 30, 2006 - R$173,144). The contracts mature in January 2009.

Gains and losses in operations derive from differences in variations of contracted indicators against reference indexes (yield curve) and are accounted for on the accrual basis under interest income or expenses. In the accumulated up to September 2006, net losses on swap contracts amounted to R$35,937 (September 30, 2005 - R$40,725).

On September 30, 2006, the net amount payable relating the swap contracts amounted to R$35,747 (June 30, 2006 - R$31,179) and was stated in long-term liabilities.

On September 30, 2006, the Company and its subsidiary had loans and financing in the amount of R$173,936 (June 30, 2006 - R$173,270) denominated in foreign currency, of which 100% were protected by hedge operations.

(b) Credit risk

Credit risk associated with accounts receivable derives from telecommunications services billed and to be billed, resale of handsets and distribution of prepaid cards. The subsidiary continuously monitors credit granted to its customers and the delinquency level.

Customer access to telecommunications services is blocked when a bill is overdue for more than 15 days, except for telephone services to be maintained for security or national defense reasons. The credit risk of accounts receivable of telecommunications mobile services is diversified. The subsidiary maintains credit limits for handset resellers and prepaid card distributors which are defined based on potential sales, risk history, payment promptness and delinquency levels. On September 30, 2006, the allowance for doubtful accounts amounted to R$28,681 (June 30, 2006 - R$36,120) - Note 6.

Transactions with financial institutions (financial investments and swap contracts) are distributed among prime financial institutions, minimizing the credit risk and avoiding concentration.

There is no concentration of funds available that have not been mentioned above, which could, if suddenly eliminated, severely impact the Company and subisidiary operations.

(c) Market value of financial instruments

The market values of the financial assets and liabilities are determined based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies could cause a different effect on the estimated market values.

The account balances of financial investments on September 30 and on June 30, 2006, are equivalent to market values, as they are recorded at realization value. The market values of loans and financing and of swap operations were calculated according to the present value of these financial instruments, considering the interest rate practiced by the market for operations of similar nature, term and risk, as shown below:

			Consolidated

	09.30.06		06.30.06

	Book	Market	Book	Market
	value	value	value	value

Financial Investments	521,489	521,489	515,364	515,364
Accounts payable - hedge operations	(35,747)	(40,779)	(31,179)	(32,782)
Loans and financing	173,936	186,951	173,270	186,501

The hedge operations are recognized on a monthly basis in the income statement, considering the yield curve (Note 18 “a”). The difference between the value of the instrument by the yield curve and its fair market value represents the unrealized gain (loss).

19 Special Purpose Entities (EPE)

The Company, together with the subsidiary Telemig Celular S.A. and affiliated companies, Tele Norte Celular Participações S.A. and Amazônia Celular S.A, invests in an Investment Fund in Quotas of Investment Funds - FIC (exclusive) in Brazil, managed by Banco Itaú S.A., which, in turn, invests in quotas of Financial Investment Funds (Note 5).

The main information on Investment Fund in Quotas of Investment Funds - FIC, are summarized as below:

	Parent Company		Consolidated

	09.30.06	06.30.06	09.30.06	06.30.06

Total Assets	525,955	501,189	525,955	501,189
Liabilities	7	16	7	16
Shareholder’s Equity	525,948	501,173	525,948	501,173
Share at end of period (%)	41.16%	42.18%	95.03%	94.52%
Share amount	216,467	211,382	499,821	473,752

	09.30.06	09.30.05	09.30.06	09.30.05

FIC result - accumulated year-to-date	69,120	110,293	69,120	110,293
Share in FIC result	24,760	24,714	64,718	101,569

20 Other Information

(a) Proceeding referring to the General Law of Telecommunications

In June 2005, the Company and its subsidiary filed a judicial action against Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI and Banco do Brasil S.A., for understanding, the claimants, that the defendants are part of the controlling group (through indirect interest) both of the Company and its competitor TNL PCS S.A. ("Oi"). The action aimed to prevent the defendants from exercising their voting rights in the Company and its control chain until the matter concerning the cross shareholding is resolved.

On October 16, 2006, after the possession of its new Board, the Company presented petition in the records of the action described above, through which it waived the rights on which the referred demand was based. The abatement of the action will be concluded after legal homologation of the waiver.

(b) Other judicial actions

On March 4, 2005, Highlake International Business Company Ltd (indirect subsidiary controlled by Opportunity Group) and Futuretel S.A., the latter being managed, at that time, by persons bound to Opportunity Group, announced the start of a process of public offering for the sale of more than 50% of the voting capital of Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A..

However, immediately after the announcement, International Equity Investments, Inc. replaced the management of the fund CVC/Opportunity Equity Partners L.P., minority shareholder of Highlake International Business Company Ltd and direct and indirect controlling company of Futuretel S.A., which started to be managed by Citigroup Venture Capital International Brazil L.L.C. In the same opportunity, the denomination of the fund was changed to Citigroup Venture Capital International Brazil, LP.

Subsequently, International Equity Investments Inc. obtained an injunction before the North-American Judiciary Branch to temporarily suspend the public offering process. Since then, various judicial actions among different parties are in progress in several jurisdictions, involving regulatory and corporate issues. So far, there has been no expectation regarding definite court decisions for the respective actions.

21 Subsequent events

At the Extraordinary General Meeting of Telemig Celular S.A. held on September 28, 2006, the shareholders resolved to remove from office certain members of the Board of Directors. On October 06, 2006, the subsidiary’s Board of Directors resolved by unanimous vote to remove from office the Board of Executive Officers, electing, in replacement, Mr. André Mastrobuono to occupy the position of Chief Executive Officer, Mr. Oscar Thompson to occupy the position of Financial Officer, cumulating the duties of Managing Officer and Investor Relations Officer and Mr. Marcus Roger Meireles Martins da Costa, to the position of Technical Officer. The new members of the Board of Executive Officers were invested in office on October 06, starting then to manage the corporate businesses.

* * *

05.01 - COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

SEE COMMENTS ON THE CONSOLIDATED PERFORMANCE

06.01 - BALANCE SHEET - CONSOLIDATED ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/06	4 - 6/30/06
1	Total Assets	1,878,799	1,849,867
1.01	Current Assets	884,388	898,147
1.01.01	Cash and Cash Equivalents	524,727	517,259
1.01.02	Accounts Receivable	215,975	212,710
1.01.03	Inventories	37,726	50,944
1.01.04	Others	105,960	117,234
1.01.04.01	Deferred Income Tax and Social Contribution	58,552	60,055
1.01.04.02	Prepayments	19,304	26,376
1.01.04.03	Recoverable taxes	33	4,720
1.01.04.04	PIS and COFINS Recoverable - Law 9,718/98	22,569	22,112
1.01.04.05	Other	5,502	3,971
1.02	Long-Term Receivables	315,960	312,452
1.02.01	Sundry Credits	286,981	288,107
1.02.01.01	Deferred Income Tax and Social Contribution	198,667	197,738
1.02.01.02	ICMS Recoverable - Property, Plant and Equipment	24,491	20,899
1.02.01.03	PIS and COFINS Recoverable - Law 9,718/98	17,647	17,275
1.02.01.04	Recoverable income tax and social contribution	46,176	52,195
1.02.02	Credits with Related Parties	7,219	2,306
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other Related Parties	7,219	2,306
1.02.03	Others	21,760	22,039
1.02.03.01	Prepayments	3,053	3,331
1.02.03.02	Other Assets	18,707	18,708
1.03	Permanent Assets	678,451	639,268
1.03.01	Investments	60	60
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	0	0
1.03.01.03	Other Investments	60	60
1.03.02	Property, Plant and Equipment	671,007	631,766
1.03.03	Deferred charges	7,384	7,442

06.02 - BALANCE SHEET - CONSOLIDATED LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/06	4 - 6/30/06
2	Total Liabilities	1,878,799	1,849,867
2.01	Current Liabilities	345,752	360,070
2.01.01	Loans and Financing	0	126
2.01.02	Debentures	0	0
2.01.03	Suppliers	237,019	248,630
2.01.04	Taxes, Charges and Contributions	28,803	31,424
2.01.05	Dividends Payable	13,635	15,697
2.01.05.01	Dividends	11,177	12,347
2.01.05.02	Interest on Capital	2,458	3,350
2.01.06	Provisions	31,998	30,086
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	34,297	34,107
2.01.08.01	Deferred income	17,645	18,283
2.01.08.02	Other liabilities	16,652	15,824
2.02	Long-Term Liabilities	253,334	252,277
2.02.01	Loans and Financing	173,936	173,144
2.02.02	Debentures	0	0
2.02.03	Provisions	24,965	27,013
2.02.04	Debts with Related Parties	47	0
2.02.05	Other	54,386	52,120
2.02.05.01	License to Use Payable	16,439	18,741
2.02.05.02	Pension Plan	2,200	2,200
2.02.05.03	Accounts Payable - Hedge Operations	35,747	31,179
2.03	Deferred Income	0	0
2.04	Minority Interest	154,951	149,227
2.05	Shareholder’s Equity	1,124,762	1,088,293
2.05.01	Paid-in Capital	456,350	456,350
2.05.02	Capital Reserve	99,102	99,102
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	110,300	110,300
2.05.04.01	Legal	43,039	43,039
2.05.04.02	Statutory	40,851	40,851
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profits	26,410	26,410
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Retained Earnings/Accumulated Losses	459,010	422,541

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2006 to 9/30/2006	4 - 1/1/2006 to 9/30/2006	5 - 7/1/2005 to 9/30/2005	6 - 1/1/2005 to 9/30/2005
3.01	Gross Revenue from Sales and/or Services	467,402	1,245,598	402,343	1,157,090
3.02	Gross Revenue Deductions	(160,931)	(392,704)	(108,562)	(312,205)
3.03	Net Revenue from Sales and/or Services	306,471	852,894	293,781	844,885
3.04	Cost of Goods and/or Services Sold	(162,678)	(421,741)	(120,457)	(405,621)
3.05	Gross Profit	143,793	431,153	173,324	439,264
3.06	Operating Expenses/Revenues	(91,661)	(274,285)	(77,119)	(197,154)
3.06.01	Selling	(59,463)	(187,886)	(69,036)	(190,589)
3.06.02	General and Administrative	(39,684)	(115,186)	(33,290)	(92,707)
3.06.03	Financial	7,486	28,787	25,207	86,142
3.06.03.01	Financial Income	20,411	77,607	34,891	110,212
3.06.03.02	Financial Expenses	(12,925)	(48,820)	(9,684)	(24,070)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Accounting Result	0	0	0	0
3.07	Operating Profit	52,132	156,868	96,205	242,110
3.08	Non-Operating Income	(844)	(1,191)	(33)	(1,719)
3.08.01	Revenues	24	431	9	1,086
3.08.02	Expenses	(868)	(1,622)	(42)	(2,805)
3.09	Income Before Taxes/Profit Sharing	51,288	155,677	96,172	240,391
3.10	Provision for Income Tax and Social Contribution	(11,975)	(60,993)	(33,572)	(88,678)
3.11	Deferred Income Tax	4,841	20,238	12,392	23,771
3.12	Profit Sharing/Statutory Contributions	(3,113)	(11,219)	(4,648)	(12,764)
3.12.01	Employee Profit Sharing	(4,005)	(12,111)	(4,648)	(13,442)
3.12.02	Contributions	892	892	0	678
3.12.02.01	Items that do not transit on subsidiary’s results	892	892	0	678
3.13	Reversal of Interest on Capital	0	0	0	0
3.14	Minority Interest	(5,727)	(18,306)	(10,687)	(28,517)

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2006 to 9/30/2006	4 - 1/1/2006 to 9/30/2006	5 - 7/1/2005 to 9/30/2005	6 - 1/1/2005 to 9/30/2005
3.15	Net Income/Loss for the Period	35,314	85,397	59,657	134,203
	No. SHARES, EX-TREASURY (in thousands)	357,706,555	357,706,555	353,926,469	353,926,469
	EARNINGS PER SHARE	0.00010	0.00024	0.00017	0.00038
	LOSS PER SHARE

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Scope

This performance report comprises the consolidated figures of Telemig Celular Participações S.A., corresponding to the periods of 07/01/06 and 09/30/2006, comparing them with previous quarters and with the same periods of the previous year.

Statement of Income

The comments on the economic and financial performance are based on the model below:

							(in R$ 000)

	2005			2006			Var. % (3Q06/2Q06)

	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	YTD

Service Revenues - GROSS	377,816	389,647	356,139	358,663	442,173	1,156,975	23.3%
Equipment Revenues - GROSS	24,527	33,139	33,356	30,038	25,229	88,623	-16.0%

Total Revenues - GROSS	402,343	422,786	389,495	388,701	467,402	1,245,598	20.2%
Taxes	(108,562)	(118,737)	(111,191)	(120,582)	(160,931)	(392,704)	33.5%

Service Revenues - NET	275,429	279,059	250,027	242,893	285,181	778,101	17.4%
Equipment Revenues - NET	18,352	24,990	28,277	25,226	21,290	74,793	-15.6%

Total Revenues - NET	293,781	304,049	278,304	268,119	306,471	852,894	14.3%

Cost of Services	57,987	72,717	61,178	60,507	102,349	224,034	69.2%
Cost of Equipment	27,458	42,206	38,890	37,327	30,873	107,090	-17.3%
Selling & Marketing Expenses	60,835	77,481	60,432	62,849	57,096	180,377	-9.2%
Bad Debt Expense	5,083	6,415	11,759	13,243	7,044	32,046	-46.8%
General & Administrative Expenses	18,738	21,843	19,484	21,042	21,296	61,822	1.2%
Other operating expenses (income)	-	(18,843)	-	(18,961)	(3,474)	(22,435)

EBITDA	123,680	102,230	86,561	92,112	91,287	269,960	-0.9%
%	44.9%	36.6%	34.6%	37.9%	32.0%	34.7%	-5.9 p.p.

Depreciation & Amortization	52,682	51,863	46,610	48,628	46,641	141,879	-4.1%
Interest Expense (1)	27,158	14,671	34,442	20,273	11,987	66,702	-40.9%
Interest Income	(34,891)	(34,940)	(32,051)	(25,145)	(20,411)	(77,607)	-18.8%
Foreign Exchange Loss (Gain)	(17,474)	13,658	(17,139)	(1,681)	938	(17,882)	-155.8%
Others	4,681	7,526	5,114	3,339	3,957	12,410	18.5%
Income Taxes	21,180	5,916	12,946	20,675	7,134	40,755	-65.5%
Minority Interests	10,687	3,620	5,053	7,526	5,727	18,306	-23.9%

Net Income	59,657	39,916	31,586	18,497	35,314	85,397	90.9%

Number of shares (thousand)	353,926,470	353,926,470	353,926,470	357,706,556	357,706,556	357,706,556	0.0%
Earnings per thousands shares (R$)	0.169	0.113	0.089	0.052	0.099	0.241	90.9%
Earnings per ADS (R$)	3.371	2.256	1.785	1.034	1.974	4.826	90.9%

(1) Interest paid: 3Q05 - R$10,282 thousand; 4Q05 - R$5,333 thousand; 1Q06 - R$9,152 thousand; 2Q06 - R$1,986 thousand; and, 3Q06 - R$8,806 thousand.

Operation Analysis:

Customer base reached 3,423,977 (not audited by independent auditors)

The Company’s customer base reached 3,423,977 in 3Q06, representing increases of 0.6% and 12.5% when compared to 2Q06 and 3Q05, respectively. For the quarter, net additions amounted to 19,997.

In 3Q06, prepaid net additions amounted to 32,202, bringing the total prepaid base to 2,619,066 or 76% of the total base. The postpaid base decreased 12,205 customers, ending the quarter with 804,911 customers, or 24% of the total base. This reduction is a result of both the adoption of a more strict policy for acquiring new customers as of April 2006 and dealers’ commissioning.

CLIENT BASE (thousand)

Churn rate (not audited by independent auditors)

For 3Q06, blended annualized churn rate reached 36.8%, compared to 35.2% and 38.3% registered in 2Q06 and 3Q05, respectively. When compared to the previous quarter, the annualized prepaid churn rate increased by 3.7 p.p., reaching 41.5% . This increase is related to the profile of clients acquired by the end of 2005. For the postpaid segment, which accounts for most of generated revenues, churn rates decreased by 5.6 p.p. when compared 2Q06, reaching 21.8% . The significant decrease in the postpaid churn rate was mainly due to the establishment of a more strict policy for acquiring new clients as of April 2006, focused on credit analysis and dealers’ commissioning.

CHURN RATE (annualized)

"Full billing"

As of July 14, 2006, the Company adopted the “full billing” rule for interconnection charges, according to the new Regulation for Network Usage Fees of SMP Providers issued by Anatel, which established that interconnection payments between SMP operators for traffic in the same registration area may occur regardless of the traffic balance between the operators. Before the adoption of above-mentioned regulation, payments between SMP operators for traffic in the same area only occurred when the traffic balance between any two companies was either less than 45% or in excess of 55% (the “bill and keep” rule).

The consequences of the adoption of the “full billing” rule for Telemig Celular are basically (i) increase of interconnection costs and revenues, (ii) EBITDA increase and (iii) EBITDA margin decrease. Excluding the impact of the adoption of the “full billing” rule, EBITDA and EBITDA margin would have reached R$87.7 million and 36.9% of net service revenues in 3Q06, respectively.

Operating revenues

Net service revenues totaled R$285.2 million in 3Q06, an increase of R$42.3 million, or 17.4%, over the previous quarter. This significant increase is related to the adoption of the “full billing” rule, which generated higher interconnection revenues. When compared to 3Q05, net service revenues increased R$9.8 million or 3.5% .

Excluding the impact of the “full billing” rule, net service revenues would have reached R$237.7 million in 3Q06, which is R$5.2 million lower than the R$242.9 million recorded in 2Q06. This reduction is related to both a higher volume of retention promotional discounts in the postpaid segment and lower data revenues (VAS).

When compared to 3Q05, net service revenues, excluding the impact of the “full billing” rule, was reduced by R$37.8 million, reflecting lower roaming revenues, a higher volume of retention and customer relations discounts in the postpaid segment and lower interconnection revenues due to a higher volume of minutes received from other wireless operators, which, according to the bill & keep rule, do not generate revenues.

Data revenues (VAS) reached R$21.7 million in 3Q06, down R$2.2 million when compared to the R$23.9 million recorded in 2Q06. This decrease is a consequence of the end of the “Seleção do Faustão” promotion developed during 2Q06. When compared to 3Q05, data revenues (VAS) increased R$6.3 million.

Net equipment revenues for the quarter totaled R$21.3 million, 15.6% lower than the R$25.2 million registered in 2Q06. This decrease was a result of the reduction of promotional campaigns during the quarter. When compared to 3Q05, net equipment revenues increased by R$2.9 million due to stronger handset sales.

During 3Q06, handset subsidies for new client acquisitions reached R$9.6 million or R$28.8 per gross addition, compared to R$12.1 million and R$40.2 per gross addition registered in the previous quarter. This decrease was as a consequence of the reduction of promotional campaigns in the quarter. When compared to 3Q05, handset subsidies were fairly stable.

As a result, total net revenues totaled R$306.5 million in the quarter, an increase of 14.3% and 4.3% when compared 2Q06 and 3Q05, respectively. Excluding the impact of the “full billing” rule, total net revenues would have reached R$258.9 million, lower than the R$268.1 million and R$293.8 million registered in 2Q06 and 3Q05, respectively.

Operating costs and expenses

Cost of services for the third quarter of 2006 amounted to R$102.3 million, 69.2% higher when compared to the R$60.5 million registered in 2Q06 and 76.4% higher than the R$58.0 million recorded in 3Q05. This increase is primarily related to the adoption of the “full billing” rule, which led to higher interconnection costs.

Excluding the impact of the “full billing” rule, cost of services would have reached R$58.4 million in 3Q06, lower than the R$60.5 million recorded in 2Q06 and in line with 3Q05.

Selling and marketing expenses for the quarter totaled R$57.1 million, down 9.2% when compared to the previous quarter. This decrease is a result of the reduction of promotional campaigns and advertisements during the quarter, partially offset by higher client retention subsidies costs. When compared to 3Q05, selling and marketing expenses decreased R$3.7 million as a result of the reduction of costs related to promotional campaigns and advertisements and dealers’ commissioning, partially offset by a higher level of client retention subsidies.

Customer acquisition cost for the third quarter of 2006 decreased to R$136 from R$171 reported in the previous quarter. This decrease was as a consequence of lower handset subsidies and the reduction of both promotional campaigns and advertising expenses in the third quarter. When compared to 3Q05, acquisition costs decreased from R$141 to R$136, as a result of the reduction of expenses related to promotional campaigns.

Retention costs reached R$43.7 million in 3Q06, representing a slight increase when compared to R$43.0 million recorded in 2Q06 and higher than the R$33.0 million registered in 3Q05, due to increased expenses related to discounts and subsidies.

General and administrative expenses reached R$21.3 million, in line with the previous quarter and 13.7% higher than the R$18.7 million recorded in 3Q05. This increase is associated with the growth of the payroll expenses.

Other operating revenues in the amount of R$3.5 million recorded in 3Q06 resulted from the recovery of Value-Added Tax (ICMS) lapsed credits.

Bad debt in 3Q06 reached R$7.0 million, 46.8% lower than the R$13.2 million registered in the previous quarter. This decrease is related to the establishment of more strict rules concerning the client acquisition process, with focus on credit analysis and strong efforts for the recovery of past-due billings as of April 2006. When compared to 3Q05, bad debt increased R$2.0 million, as a consequence of the credit profile of clients acquired through 2Q06. As a percentage of net service revenues, bad debt reached 2.5% against 5.5% registered in the previous quarter. Excluding the impact of the “full billing” rule, bad debt would have reached 3.0% of net service revenues in 3Q06.

BAD DEBT (R$ million)

Average revenue per user (ARPU) - (not audited by independent auditors)

Postpaid MOU (minutes of use) for 3Q06 totaled 190, a 6.1% increase when compared to the 179 minutes posted in the previous quarter. This increase is related to larger number of promotional minutes offered to client retention.

Postpaid ARPU increased by 14.8%, reaching R$72.6 in the third quarter, against R$63.3 registered in 2Q06 and by 4.6% when compared to the R$69.5 recorded in 3Q05, as a consequence of the adoption of the “full billing” rule.

Excluding the impact of the adoption of above mentioned rule, postpaid ARPU would have reached R$63.0 in 3Q06, in line with the previous quarter and R$6.5 higher when compared to 3Q05 as a result of lower interconnection revenues and higher volume of discounts.

For the third quarter of the year, prepaid MOU reached 31, higher than 26 minutes registered in the previous quarter, due to an increased volume of minutes granted by the PRA FALAR MAIS promotion (For Talking More promotion).

Prepaid ARPU also increased, reaching R$12.3 compared to the R$9.4 registered in the 2Q06 and the R$11.7 recorded in 3Q05, as a consequence of the adoption of the “full billing” rule.

Excluding the impact of this rule, prepaid ARPU would have reached R$9.2 in the 3Q06, in line with the previous quarter and lower than the R$11.7 posted in 3Q05, as a result of PRA FALAR MAIS and PRA FALAR FÁCIL promotions (For Talking More and For Talking Easier promotions), under which clients do not pay for credit reload.

As a result, total MOU reached 69 and blended ARPU increased to R$26.6 in 3Q06, up 18.3% when compared to the R$22.5 recorded in 2Q06. When compared to the R$26.9 registered in 3Q05, blended ARPU decreased by 1.1% . Excluding the impact of the “full billing” rule, blended ARPU would have reached R$22.0 in 3Q06, in line with 2Q06 and lower than the R$26.9 recorded in 3Q05.

ARPU (R$)

Market share estimated at 32.7% (not audited by independent auditors)

Total market share was estimated at 32.7% in 3Q06. Excluding the Triângulo Mineiro region, market share was estimated at 34.4%, compared to estimated shares of 36.6% and 42.0% reported in 2Q06 and 3Q05, respectively. For the Triângulo Mineiro region, market share was estimated at 16.4%, compared to estimated shares of 16.0% and 7.7% posted in 2Q06 and 3Q05, respectively.

Total gross sales share for 3Q06 was estimated at 26.0% . Excluding the Triângulo Mineiro region, total gross sales share was estimated at 26.0% in 3Q06, representing a 1.0 p.p. growth over 2Q06 and a 8.5 p.p. reduction when compared to 3Q05. For the Triângulo Mineiro region, gross sales share was estimated at 26.7%, a reduction of 2.5 p.p. over 2Q06 and of 6.0 p.p. over 3Q05.

EBITDA margin of 32.0% of net service revenues for the quarter

EBITDA and EBITDA margin (excluding handsets revenues) for the third quarter of 2006 reached R$91.3 million and 32.0% of net service revenues, respectively. Excluding the impact of the adoption of the “full billing” rule, EBITDA and EBITDA margin would have reached R$87.7 million and 36.9% of net service revenues, respectively. Year-to-date, EBITDA reached R$270.0 million, representing 34.7% of net service revenues.

EBITDA (R$ million)

Depreciation and amortization

For 3Q06, depreciation and amortization expenses amounted to R$46.6 million, a decrease of 4.1% and 11.5% when compared to the R$48.6 million and the R$52.7 million reported in 2Q06 and 3Q05, respectively. Year-to-date, depreciation and amortization expenses reached R$141.9 million.

Net financial expense of R$7.5 million

	R$ million
	2Q06	3Q06
Interest Expense (a)	(20.2)	(12.0)
Interest Income (b)	25.1	20.4
Foreign Exchange Gain (Loss) (c)	1.7	(0.9)

Net Financial Income	6.6	7.5

Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on financial transactions; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

DETAILED FINANCIAL INCOME INFORMATION

	R$ million
	2Q06	3Q06
Expense related to debt denominated in foreign currency	(3.0)	(5.3)
Loss on hedging operations	(6.6)	(4.6)

Sub-total	(9.6)	(9.9)
Financial expense (debt related)	(9.6)	(9.9)
Net financial expense (not related to debt)*	(4.4)	(0.0)

Sub-total	(14.0)	(9.9)
Interest income - cash investing activities	20.6	17.4

Net Financial Income (Expense)	6.6	7.5
* Net financial expense not related to debt are primarily associated with taxes such as CPMF and IOF.

Net income of R$35.3 million for the quarter

Net income for 3Q06 totaled R$35.3 million, a growth of R$16.8 million or 90.9% when compared to the 2Q06. Net income in 2Q06 was negatively affected by the declaration of interest on equity made by Telemig Celular S.A., which led to an increase in consolidated income tax expenses in that quarter. In 3Q06, the deductibility of interest on equity declared in the previous quarter by the Controlled Company generated a positive impact on net income provided by the reduction of income tax expenses.

Total debt of R$173.9 million for the quarter

As of September 30, 2006, total debt was R$173.9 million, 100% of which were denominated in U.S. Dollars. The total debt was fully hedged at the end of the period.

Negative net debt of R$315.1 million

As of September 30, 2006, the Company’s indebtedness was offset by cash and cash equivalents (R$524.7 million) but was impacted by accounts payable from hedging operations (R$35.7 million), resulting in a negative net debt of R$315.1 million.

NET DEBT (R$ million)

Investments totaled R$80.9 million for the quarter

During the third quarter of 2006, Telemig Celular’s capital expenditures amounted to R$80.9 million, higher than the R$25.0 million registered in 2Q06. This increase was a consequence of the coverage and platform expansion and network optimization. Year-to-date, Telemig Celular’s capital expenditures reached R$122.1 million. The breakdown of such investments is the following:

CAPEX Breakdown - (not audited by independent auditors)

CAPEX (R$ million)	3Q05	4Q05	1Q06	2Q06	3Q06	2006
Network	29.1	103.5	9.1	15.9	71.1	96.1
IS/IT	6.7	12.6	3.7	6.2	5.9	15.8
Others	3.5	9.0	3.3	2.9	3.9	10.1
T O T A L	39.3	125.1	16.1	25.0	80.9	122.1

Debt payment schedule

Year	R$ million	% denominated in US$
2009	173.9	100.0%

Free cash flow (not audited by independent auditors)

Free cash flow for the quarter was positive at R$22.5 million when compared to the negative cash flow of R$1.9 million registered in the previous quarter. This increase is mainly related to working capital variation resulting from inventory reduction and supplier payments. When compared to 3Q05, free cash flow was down 69.9% due to a lower EBTIDA and higher investments. Year-to-date, free cash flow reached R$2.2 million.

Financial ratios (not audited by independent auditors)

Ratios	3Q05	4Q05	1Q06	2Q06	3Q06
Net Debt/EBITDA (1)	(1.02)	(1.04)	(0.99)	(0.77)	(0.85)
Net Debt/Total Assets	(23%)	(22%)	(21%)	(17%)	(17%)
Interest Coverage Ratio (1)	10.1	11.7	10.3	15.1	14.7
Current Liquidity Ratio	2.3	1.7	1.9	2.5	2.6
(1) Last twelve months.

Outlook (not audited by independent auditors)

For the 4Q06, Telemig Celular expects to maintain its gross sales share in approximately 32%. Net additions should remain concentrated on the prepaid segment. Blended ARPU is expected to continue fairly stable. Bad debt should reach approximately R$6 million in 4Q06.

* * * * * * * * * * *

This statement of income contains forward-looking statements. Such statements are not statements of historical fact, and reflect the expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

OPERATIONAL DATA
(not audited by independent auditors)

	2005			2006			Var. % (3Q06/2Q06)

	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	YTD

Licensed Pops (in millions)	19.2	19.2	19.2	19.5	19.5	19.5	0.0%

Clients	3,042,414	3,344,184	3,401,310	3,403,980	3,423,977	3,423,977	0.6%
Postpaid	800,041	856,522	844,806	817,116	804,911	804,911	-1.5%
Prepaid	2,242,373	2,487,662	2,556,504	2,586,864	2,619,066	2,619,066	1.2%

MOU Incoming
Postpaid	76	75	69	69	73	70	4.8%
Prepaid	24	23	21	20	21	21	3.7%
MOU Outgoing
Postpaid	115	119	107	110	117	111	6.9%
Prepaid	7	8	6	6	10	7	63.1%

Total Outgoing Traffic (Million of Minutes)	323.1	348.7	317.4	318.6	362.3	998.4	13.7%
Total Incoming Traffic (Million of Minutes)	340.4	350.3	331.6	327.0	339.9	998.5	3.9%

Average Revenue per User - ARPU (R$)	26.9	26.7	23.3	22.5	26.6	24.1	18.3%
Postpaid	69.5	70.2	64.0	63.3	72.6	66.6	14.8%
Prepaid	11.7	11.4	9.5	9.4	12.3	10.4	30.8%

Service Revenues (R$ millions)
Monthly Fee	58,074	57,393	52,267	48,836	48,217	149,320	-1.3%
Outgoing Traffic	100,578	104,895	98,665	99,840	97,722	296,226	-2.1%
Incoming Traffic	91,834	91,318	84,654	80,320	126,540	291,514	57.5%
Other	24,943	25,453	14,440	13,898	12,703	41,041	-8.6%

TOTAL	275,429	279,059	250,027	242,893	285,181	778,101	17.4%

Data Revenues (% of net serv. revenues)	5.6%	6.7%	8.4%	9.8%	7.6%	8.5%	-2.2 p.p.

Cost of Services (R$ millions)
Leased lines	12,506	15,057	15,815	16,662	18,100	53,382	8.6%
Interconnection	9,265	15,516	9,347	9,386	52,528	57,396	459.7%
Rent and network maintenance	15,118	16,976	17,821	16,130	14,853	59,350	-7.9%
FISTEL and other taxes	13,377	19,672	14,848	13,292	13,776	60,906	3.6%
Other	7,722	5,495	3,347	5,037	3,092	29,876	-38.6%

TOTAL	57,987	72,717	61,178	60,507	102,349	260,909	69.2%

Churn - Annualized Rate	38.3%	28.7%	30.2%	35.2%	36.8%	34.1%	1.6 p.p.
Postpaid	21.7%	18.3%	21.3%	27.4%	21.8%	23.5%	-5.6 p.p.
Prepaid	44.3%	32.4%	33.2%	37.8%	41.5%	37.5%	3.7p.p.

Cost of Acquisition (R$)	141	147	166	171	136	157	-20.4%
Retention Costs (% of net serv. revenues)	12.0%	15.7%	15.4%	17.7%	15.3%	16.1%	-2.4 p.p.
CAPEX (R$ millions)	39.2	125.1	16.1	25.0	80.9	122.1	223.2%

Number of locations served	509	535	540	540	562	562	4.1%
Number of cell sites	1620	1677	1703	1703	1741	1741	2.2%
Number of switches	15	17	17	17	17	17	0.0%

Headcount	2,341	2,378	2,540	2,414	2,328	2,328	-3.6%
Estimated Market Share
Total	39%	38%	37%	35%	33%	35%	-2.0 p.p
Minas Market - excluding Triângulo
Mineiro region	42%	41%	39%	37%	34%	37%	- 3.0 p.p
Triângulo Mineiro region	8%	12%	15%	16%	16%	16%	0 p.p

GLOSSARY OF KEY INDICATORS

I) Average Subscribers a) Average subscribers - monthly

Sum of subscribers at the beginning and the end of the month
2

b) Average subscribers - quarterly and year to date

Sum of the average subscribers for each month of the period
Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

Sum of deactivations / Sum of average monthly opening subscribers for the 3 months x 12
3

b) Churn % - year to date

YTD deactivations / Sum of average monthly opening subscribers since beginning of the year x 12
Number of months in the period

III) MOU - Minutes of Use (Monthly)

Number of total billable minutes for the period / Average subscribers for the period
Number of months in the periods

IV) ARPU - Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
Average subscribers for the period

V) Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activations in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
– Minority Interests - Working Capital Variation)

* Considers interest paid.

VII) Working Capital Variation

     Working Capital Variation = ( ( Current Assets - ( Cash & Cash Equivalents ) -
(( Current Liabilities - ( Short Term Loans and Financing - ( Loan Interest - ( Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt
* Does not include pro

Deloitte Touche Tohmatsu
Rua Paraíba, 1122
20º e 21º andares
30130-141 - Belo Horizonte - MG
Brasil

Tel: +55 (31) 3269-7400
Fax: +55 (31) 3269-7470
www.deloitte.com.br

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Board of Directors of
Telemig Celular Participações S.A.
Brasília - DF

1.
We have performed a special review of the quarterly information of Telemig Celular Participações S.A. and subsidiary (Company and Consolidated), for the quarter and nine months period ended September 30, 2006, prepared under the responsibility of the Company’s management, in accordance with Brazilian accounting practices and consisting of the balances sheets, the related statement of income and the performance report.

2.
We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly information, and (b) review of the information and subsequent events that have or might have had material effects on the financial position and results of operations of the Company and its subsidiary.

3.
Based on our special review we are not aware of any material modification that should be made to the quarterly information referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commissions (CVM), specifically applicable to the preparation of mandatory quarterly information.

4.
The balances sheets as of June 30, 2006, presented for comparative purposes, were reviewed by us and we have issued an unqualified review report dated August 4, 2006. The statements of income for the quarter and nine months period ended September 30, 2005 were reviewed by other independent public accountants that issued an unqualified special review report dated October 31, 2005.

5.	The accompanying quarterly information has been translated into English for the convenience of readers outside Brazil.

Belo Horizonte, November 10, 2006

DELOITTE TOUCHE TOHMATSU	Paulo R. Marques Garrucho
Auditores Independentes	Engagement Partner

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	6
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	31
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	32
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	33
07	01	CONSOLIDATED STATEMENT OF INCOME	34
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	36 / 47

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.